FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Klondex Mines Ltd. (the "Corporation")
1055 West Hastings Street, Suite 2200
Vancouver, British Columbia V6E 2E9

Item 2	Date of Material Change

September 12, 2016

Item 3	News Release

A news release with respect to the material change referred to in this report was issued by the Corporation through Marketwired on September 12, 2016 and a copy was subsequently filed under the Corporation's profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Item 4	Summary of Material Change

On September 12, 2016, the Corporation announced a positive production decision at its underground True North Gold Mine ("True North") in Manitoba, Canada. Additionally, the Corporation provided updated mineral reserve and mineral resource estimates for True North.

Item 5	Full Description of Material Change

On September 12, 2016, the Corporation announced a positive production decision at True North. Additionally, the Corporation provided updated mineral reserve and mineral resource estimates for True North.

The Corporation reported preliminary estimates of the following operating statistics for True North:

•	Annual mill throughput of 600 – 1,000 tpd
•	Initial annual production of 45,000 – 65,000 Au oz
•	Average all-in sustaining costs of C$950 – C$1,050 per Au oz
•	Annual capital expenditures of C$15 – C$25 million

The updated mineral reserve and mineral resource estimates for True North announced on September 12, 2016 are as follows:

TABLE 1: True North Mineral Reserves

Category	Tons (k)	Au opt	Au g/t	Au koz
Proven	153	0.241	8.26	36.7
Probable	199	0.245	8.40	48.8
Total P&P	352	0.243	8.33	85.5

TABLE 2: True North Mineral Resources

Category	Tons (k)	Au opt	Au g/t	Au koz
Measured	455	0.232	7.95	106
Indicated	931	0.202	6.93	188
Total M&I	1,386	0.212	7.27	294
Inferred	2,793	0.165	5.66	460

Notes to Tables:

1.	Mineral resources are inclusive of mineral reserves.
2.	Mineral reserves are calculated at a gold price of C$1,500 per ounce.
3.	Mineral resources are calculated at a gold price of C$1,750 per ounce.
4.	US$:C$ exchange rate is 0.80.
5.	Metallurgical process recovery for gold is 94%.
6.	Mineral resources include resource modeling dilution to a minimum width of four feet or the vein width, whichever is greater.
7.	Mineral reserves include mining dilution and are constrained to a five foot minimum mining width.
8.	Cut off grade for the mineral resource estimate is 0.09 opt Au.
9.	Cut off grade for the mineral reserve estimate is 0.13 opt Au which includes a mining cost of C$69/ton, processing cost of C$28/ton, G&A cost of C$45/ton and sustaining development cost of C$42/ton.
10.	Mineral resource and mineral reserve tonnage calculations use a bulk density 0.086 tons/cu. ft.
11.	Mining losses of 2% have been applied to the designed mine excavations, and no additional unplanned dilution has been applied.
12.	The effective date for the mineral reserve and mineral resource estimates is June 30, 2016.
13.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

14.

The quantity and grade of reported inferred mineral resources in the estimation are uncertain in nature and there has been insufficient exploration to define these inferred mineral resources as an indicated or measured mineral resource and it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

15.

The mineral resources were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

The True North mineral reserve and mineral resource estimates are based on 7,746 drill holes totaling 213,206 m (699,496 ft) and include data from 15 new drill holes totaling 1,949 m (6,393 ft), completed by the Corporation since May 2016. In addition to the drilling, the mineral reserve and mineral resource estimates also utilizes 28,763 channel samples provided from mining on the mineralized structures.

The updated mineral reserve and mineral resource estimates for True North were prepared by P&E Mining Consultants, Inc.

To view partial results of the Corporation's initial drill program at True North, please see the Corporation's news release dated June 29, 2016 which is available under the Corporation's issuer profile on SEDAR at www.sedar.com.

Additional information relating to the preparation of and assumptions underlying the mineral resource and mineral reserve estimates noted in this material change report can be found in the Corporation's news release dated September 12, 2016 which is available under the Corporation's issuer profile on SEDAR at www.sedar.com.

The Corporation expects to file a technical report in support of the mineral resource and mineral reserve estimates within 45 days of the date of the news release (or earlier in accordance with applicable securities laws).

Scientific and technical information in this report as well as the news release dated September 12, 2016 has been reviewed and approved by Eugene Puritch, P.Eng. (PEO Lic#100014010), a "Qualified Person" within the meaning of National Instrument 43- 101.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item 8	Executive Officer

The following executive officer of the Corporation is knowledgeable about the material change and this report and may be contacted as follows:

Paul Huet
President and Chief Executive Officer
Telephone: 775-284-5757

Item 9	Date of Report

September 22, 2016

Cautionary Note Regarding Technical Information and Forward-looking Information

This material change report contains certain information that may constitute forward-looking information or forward-looking statements under applicable Canadian and United States securities legislation (collectively, "forward-looking information"), including but not limited to information about the magnitude and the quality of the True North Gold mine and milling facility, the success and completion of exploration and development activities at the True North mine and milling facility, the accuracy of current interpretation of drill and other exploration results, the Corporation's intention and ability to complete additional drilling, the Corporation's intention and ability to monetize mineralized material, the Corporation's intention and ability to commence production at True North, project development and related permitting, cash flows, budgeting and the financial condition of the Corporation. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of the Corporation to fund its substantial capital requirements and operations. Risks and uncertainties about the Corporation's business are more fully discussed in the Corporation's disclosure materials filed with the securities regulatory authorities in Canada and United States available at www.sedar.com and www.sec.gov, respectively. Readers are urged to read these materials. The Corporation assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Cautionary Note to U.S. Investors Regarding the Use of Mining Terms

This material change report has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. All mineral reserve and mineral resource estimates included or referred to in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the mineral reserve disclosure requirements of the U.S. Securities and Exchange Commission (the "SEC") set out in Industry Guide 7. Consequently, mineral reserve and mineral resource information contained in this news release is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

In particular, the SEC's Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a "final" or "Bankable" Feasibility Study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and all necessary permits and government approvals must be filed with the appropriate governmental authority. Accordingly, mineral reserve estimates contained in this news release may not qualify as "reserves" under SEC standards.

The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category.